                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              Commercial Metals Co.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   201723 10 3
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 201723 10 3
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     RCM Capital Management   94-3004386
     RCM Limited L.P.         94-3004387
     RCM General Corporation  94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                     (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     RCM Capital Management - CA Limited Partnership
     RCM Limited L.P. - CA Limited Partnership
     RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             694,500
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER        729,500
8 SHARED DISPOSITIVE POWER      10,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     739,500

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.8%

12
TYPE OF REPORTING PERSON*

     RCM Capital Management - IA,PN
     RCM Limited L.P. - PN,HC
     RCM General Corporation - CO,HC

Item 1(a) Name of Issuer:

     Commercial Metals Co.

Item 1(b) Address of Issuer's Principal Executive Offices:

     7800 Stemmons Parkway
     P.O. Box 1046
     Dallas, Texas  75221

Item 2(a) Name of Person Filing:

     RCM Capital Management
     RCM Limited L.P.
     RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center, Suite 3000
     San Francisco, California  94111

Item 2(c) Citizenship:

     RCM Capital Management - CA Limited Partnership
     RCM Limited L.P. - CA Limited Partnership
     RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     201723 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By   /s/ Susan C. Gause
     Susan C. Gause
     Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL MANAGEMENT

By   /s/ Susan C. Gause                 February 5, 1996
     Susan C. Gause
     Chief Financial Officer

RCM LIMITED L.P.

By   /s/ Michael J. Apatoff             February 5, 1996
     Michael J. Apatoff
     Executive Vice President of
     RCM General Corporation, in
     its capacity as General Partner
     of RCM Limited L.P.

RCM GENERAL CORPORATION

By   /s/ William L. Price               February 5, 1996
     William L. Price
     Executive Vice President

EXHIBIT A

RCM Capital Management ("RCM Capital") is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940.

RCM Limited L.P. ("RCM Limited") is the General Partner of RCM Capital. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act"). RCM Limited has beneficial ownership of the securities reported on this Schedule 13G only to the extent that RCM Limited may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM General Corporation ("RCM General") is the General Partner of RCM Limited, the General Partner of RCM Capital. RCM General has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Act. RCM General has beneficial ownership of the securities reported on this Schedule 13G only to the extent RCM General may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM Capital, RCM Limited, and RCM General have agreed to file a joint statement on Schedule 13G under the Act in connection with the common stock of Commercial Metals Co.

RCM Capital, RCM Limited, and RCM General are responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information concerning any other.

RCM CAPITAL MANAGEMENT

By   /s/ Susan C. Gause                 February 5, 1996
     Susan C. Gause
     Chief Financial Officer

RCM LIMITED L.P.

By   /s/ Michael J. Apatoff             February 5, 1996
     Michael J. Apatoff
     Executive Vice President of
     RCM General Corporation, in
     its capacity as General Partner
     of RCM Limited L.P.


RCM GENERAL CORPORATION

By   /s/ William L. Price               February 5, 1996
     William L. Price
     Executive Vice President